UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    001-35238

HORIZON PHARMA, INC.(1)

(Exact name of registrant as specified in its charter)

520 Lake Cook Road, Suite 520

Deerfield, Illinois 60015

(224) 383-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None(1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Horizon Pharma, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 19, 2014	By:	/s/ Paul W. Hoelscher
Executive Vice President and Chief Financial Officer

(1)	On September 19, 2014, the merger (the “Merger”) contemplated by that certain Transaction Agreement and Plan of Merger, dated as of March 18, 2014, as amended, by and among Horizon Pharma, Inc. (“Horizon”), Vidara Therapeutics Holdings LLC, Horizon Pharma Public Limited Company (formerly Vidara Therapeutics International Ltd.) (“Horizon Pharma plc”), Hamilton Holdings (USA), Inc., an indirect wholly-owned subsidiary of Horizon Pharma plc (“U.S. HoldCo”), and Hamilton Merger Sub, Inc., a wholly-owned subsidiary of U.S. HoldCo (“Merger Sub”), was consummated. Upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware on September 19, 2014 (the “Effective Time”), Merger Sub was merged with and into Horizon, and Horizon became an indirect wholly-owned subsidiary of Horizon Pharma plc. Each share of Horizon’s common stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time was canceled and automatically converted into and became the right to receive one ordinary share, nominal value $0.0001 per share, of Horizon Pharma plc. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Horizon, which is now an indirect wholly-owned subsidiary of Horizon Pharma plc, under the Exchange Act and does not affect the reporting obligations of Horizon Pharma plc, which is the successor to Horizon, under the Exchange Act.